# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sturm, Ruger & Company, Inc., CIK 0000095029
CUSIP: 864159108
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 1 Lacey Place, Southport, Connecticut (CT), 06890
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0002086731
Persons authorized to receive notices and communications: Robert Eckert, Beretta Holding S.A., 9 rue Sainte Zithe, Luxembourg, Luxembourg (N4), L-2763, 352 691 325 028

## Reporting persons
- Beretta Holding S.A. (CIK 0002086731): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,587,000; shared voting power 0; sole dispositive power 1,587,000; shared dispositive power 0; aggregate amount beneficially owned 1,587,000 (9.95% of the class)
  Comment: Row 13 - This percentage of the shares of Common Stock beneficially owned is based on approximately 15,944,253 shares of the Issuer's Common Stock outstanding as of October 17, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value per share
Name of issuer: Sturm, Ruger & Company, Inc.
Address of issuer's principal executive offices: 1 Lacey Place, Southport, Connecticut (CT), 06890
Comment: This Amendment No. 2 to the Schedule 13D ("Amendment No. 2") is being filed on behalf of the undersigned, Beretta Holding S.A. (the "Reporting Person"), to amend the Schedule 13D filed by the Reporting Person with the SEC on September 22, 2025 and the first amendment to the Schedule 13D filed by the Reporting Person with the SEC on October 2, 2025 (collectively, as amended, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 2, the information previously reported in the Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares purchased by the Reporting Person were purchased with working capital. The aggregate purchase price of the 1,587,000 shares beneficially owned by the Reporting Person is approximately $60.3 million, including brokerage commissions. Schedule I sets forth the transactions of the Common Stock effected by the Reporting Person during the past 60 days.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 is hereby amended to include the following: The Reporting Person acquired the Shares of the Issuer, which represent 9.95% of the Issuer's outstanding common stock, based on the Reporting Person's belief that the Shares represent an attractive investment opportunity within the industry.

The Reporting Person is actively evaluating a wide range of strategic alternatives with respect to its investment in the Issuer. Depending on various factors including the Issuer's financial and operating performance, industry conditions, market prices of the Shares, general economic and market conditions, regulatory and legal considerations (including the terms of the stockholder rights plan adopted by the Issuer effective as of October 14, 2025 (the "Rights Plan")), and other relevant factors the Reporting Person may, at any time and from time to time, determine to take such actions as it considers advisable in furtherance of its investment objectives.

Such actions may include, without limitation: (i) acquiring additional Shares or other securities of the Issuer (including through open-market purchases, privately negotiated transactions, or derivative or other instruments), in each case subject to compliance with applicable law and the Issuer's Rights Plan; (ii) disposing of some or all of its holdings; (iii) seeking representation on the Issuer's board of directors, which may include engaging in discussions with the Issuer regarding board composition, proposing or nominating director candidates, and/or soliciting proxies or consents in support of such nominees or other proposals, as permitted by law; (iv) proposing, evaluating, or engaging in discussions regarding strategic alternatives, extraordinary corporate transactions, or potential business combination or change-of-control transactions involving the Issuer; (v) proposing or advocating changes to the Issuer's strategy, operations, capital allocation, governance, management, or corporate structure; (vi) engaging with third parties (including other stockholders, potential partners, financing sources, or counterparties) regarding any of the foregoing; (vii) requesting that the Issuer call a special meeting of stockholders or taking action by written consent to the extent permitted by the Issuer's governing documents and applicable law; and (viii) entering into customary confidentiality, engagement, advisory, financing, swap, derivative, or other arrangements in connection with evaluating or pursuing any of the foregoing.

The Reporting Person intends to review its investment in the Issuer on an ongoing basis and may formulate, revise, or withdraw plans and proposals at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 5.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of the Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Stock to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth in Schedule I, during the past 60 days, the Reporting Person has not effected any transaction with respect to the Issuer's Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Schedule I. Transactions in Securities.

## Signatures
- Beretta Holding S.A.: /s/ Robert Eckert, Robert Eckert/General Manager of Beretta Holding S.A. (12/01/2025)